BROOKFIELD PROPERTY PARTNERS L.P.

Condensed consolidated financial statements (unaudited)

as at March 31, 2014 and December 31, 2013

and for the three month periods ended

March 31, 2014 and 2013

Brookfield Property Partners L.P.

Condensed Consolidated Balance Sheets

(Unaudited) (US$ Millions)	Note	Mar. 31, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties	3	$ 35,051	$ 34,153
Equity accounted investments	5	9,208	9,281
Participating loan interests	6	685	747
Other non-current assets	7	5,821	5,234
Loans and notes receivable	8	102	20
		50,867	49,435
Current assets
Loans and notes receivable	8	1,073	608
Accounts receivable and other	9	1,295	1,035
Cash and cash equivalents		1,305	1,368
		3,673	3,011
Total assets		$ 54,540	$ 52,446
Liabilities and equity
Non-current liabilities
Debt obligations	10	$ 17,348	$ 16,520
Capital securities	11	2,191	2,181
Other non-current liabilities		381	250
Deferred tax liability		1,898	1,532
		21,818	20,483
Current liabilities
Debt obligations	10	6,455	5,120
Capital securities	11	181	188
Accounts payable and other liabilities	13	2,100	1,665
		8,736	6,973
Total liabilities		30,554	27,456
Equity
Limited partners	14	4,733	2,528
General partner	14	4	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	15	11,289	11,092
Limited partnership units of Brookfield Office Properties Exchange LP	15	741	-
Interests of others in operating subsidiaries and properties	15	7,219	11,366
Total equity		23,986	24,990
Total liabilities and equity		$ 54,540	$ 52,446

See accompanying notes to the condensed consolidated financial statements.

2

Brookfield Property Partners L.P.

Condensed Consolidated Statements of Income

		Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	Note	2014	2013
Commercial property revenue	16	$ 723	$ 748
Hospitality revenue		275	329
Investment and other revenue	17	57	55
Total revenue		1,055	1,132
Direct commercial property expense	18	314	305
Direct hospitality expense	19	242	274
Interest expense		288	267
Administration and other expense	20	94	57
Total expenses		938	903
Fair value gains, net	21	568	214
Share of net earnings from equity accounted investments	5	228	232
Income before income taxes		913	675
Income tax expense	12	420	99
Net income		$ 493	$ 576
Net income attributable to:
Limited partners(1)		$ 77	$ -
General partner(1)		-	-
Brookfield Asset Management Inc.(2)		-	329
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)		292	-
Limited partnership units of Brookfield Office Properties Exchange LP		3	-
Interests of others in operating subsidiaries and properties		121	247
		$ 493	$ 576
Basic and diluted earnings per LP Unit(3)		$ 0.67

(1) For periods subsequent to April 15, 2013.

(2) For the periods prior to April 15, 2013.

(3) Earnings per LP unit have been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders.

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Comprehensive Income

		Three months ended Mar. 31,
(US$ Millions)	Note	2014	2013

Net income		$ 493	$ 576
Other comprehensive income (loss)	22
Foreign currency translation		35	(134)
Cash flow hedges		(45)	45
Available-for-sale securities		(1)	6
		(11)	(83)
Total comprehensive income		$ 482	$ 493

Comprehensive income attributable to:
Brookfield Asset Management Inc. (2)
Net income		-	329
Other comprehensive income (loss)		-	(61)
		-	268
Limited partners(1)
Net income		$ 77	$ -
Other comprehensive income (loss)		(3)	-
		74	-
General partner(1)
Net income		-	-
Other comprehensive income (loss)		-	-
		-	-
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)
Net income		292	-
Other comprehensive income (loss)		(10)	-
		282	-
Redeemable/exchangeable limited partner units of Brookfield Office Properties Exchange LP
Net income		3	-
Other comprehensive income (loss)		-	-
		3	-
Interests of others in operating subsidiaries and properties
Net income		121	247
Other comprehensive income (loss)		2	(22)
		123	225
Total comprehensive income		$ 482	$ 493

(1)For periods subsequent to April 15, 2013.

(2)For the periods prior to April 15, 2013.

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Changes in Equity

	Brookfield Asset Management Inc.			Limited partners					General partner				Non-controlling Interests
(US$ Millions)	Equity	Accumulated other comprehensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Redeemable /exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	Redeemable/ exchangeable limited partner units of Brookfield Office Properties Exchange LP	Interest in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2013	$-	$-	$-	$2,470	$62	$-	$(4)	$2,528	$4	$-	$-	$4	$11,092	$-	$11,366	$24,990
Net income	-	-	-	-	77	-	-	77	-	-	-	-	292	3	121	493
Other comprehensive income (loss)	-	-	-	-	-	-	(3)	(3)	-	-	-	-	(10)	-	2	(11)
Total comprehensive income (loss)	-	-	-	-	77	-	(3)	74	-	-	-	-	282	3	123	482
Distributions	-	-	-	-	(26)	-	-	(26)	-	-	-	-	(109)	-	(128)	(263)
Issuance / repurchase of interest in operating subsidiaries	-	-	-	1,843	-	377	(63)	2,157	-	-	-	-	24	738	(4,142)	(1,223)
Balance as at Mar. 31, 2014	$-	$-	$-	$4,313	$113	$377	$(70)	$4,733	$4	$-	$-	$4	$11,289	$741	$7,219	$23,986

Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$10,840	$24,003
Net income	329	-	329	-	-	-	-	-	-	-	-	-	-	-	247	576
Other comprehensive income (loss)	-	(61)	(61)	-	-	-	-	-	-	-	-	-	-	-	(22)	(83)
Total comprehensive income (loss)	329	(61)	268	-	-	-	-	-	-	-	-	-	-	-	225	493
Contributions	38	-	38	-	-	-	-	-	-	-	-	-	-	-	77	115
Distributions	(212)	-	(212)	-	-	-	-	-	-	-	-	-	-	-	(199)	(411)
Balance as at Mar. 31, 2013	$13,111	$146	$13,257	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$10,943	$24,200

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Cash Flows

		Three months ended Mar. 31,
(US$ Millions)	Note	2014	2013
Operating activities
Net income		$ 493	$ 576
Share of undistributed equity accounted earnings		(163)	(125)
Fair value gains, net	21	(568)	(214)
Deferred income tax expense	12	393	75
Depreciation and amortization		39	33
Other non-cash items		(156)	(113)
Working capital and other		(17)	(227)
		21	5
Financing activities
Debt obligations, issuance		2,657	1,985
Debt obligations, repayments		(803)	(1,047)
Capital securities redeemed		-	(201)
Non-controlling interests, issued		673	93
Non-controlling interests, purchased		(1,335)	-
Distributions to non-controlling interests in operating subsidiaries		(148)	(187)
Distributions to limited partnership unit holders		(26)	-
Distributions to redeemable/exchangeable and special limited partner unit holders		(109)	-
Distributions to Brookfield Asset Management Inc.		-	(184)
		909	459
Investing activities
Investment properties, proceeds of dispositions		377	178
Investment properties, investments		(352)	(365)
Proceeds from sale of investments		133	57
Investments in associates, additions		(22)	(325)
Financial assets, dispositions		3	103
Financial assets, acquisitions		(1,021)	-
Other property, plant and equipment, investments		(5)	-
Loans and notes receivables, collected		-	88
Loans and notes receivables, advanced		-	(119)
Restricted cash and deposits		(101)	(18)
		(988)	(401)
Cash and cash equivalents
Change in cash and cash equivalents		(58)	63
Foreign exchange revaluation		(5)	5
Balance, beginning of period		1,368	894
Balance, end of period		$ 1,305	$ 962

See accompanying notes to the condensed consolidated financial statements.

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Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE PArtnership

a)	Brookfield Property Partners L.P. (the “partnership”)

The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own and operate commercial and other income producing property on a global basis. The partnership’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”), have been omitted or condensed.

The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2013, except for the impact of the adoption of the accounting standard described below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the fiscal year ended December 31, 2013.

These interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented in accordance with IFRS.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

b)	Adoption of Accounting Standard

In May 2013, the IASB issued IFRIC Interpretation 21, “Levies” (“IFRIC 21”), which was developed by the IFRS Interpretations Committee. The partnership adopted IFRIC 21 effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have an impact on the partnership’s March 31, 2014 condensed consolidated financial statements.

c)	Estimates

The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The critical accounting policies and critical estimates and assumptions have been set out in Note 2 to the partnership’s consolidated financial statements for the year ended December 31, 2013 and have been consistently applied in the preparation of these March 31, 2014 condensed consolidated financial statements.

d)	Continuity of interests

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013. Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

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To reflect this continuity of interests, these interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 25). Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by the partnership.

e)	Exchange LP Units

Exchangeable limited partnership units (“Exchange LP units”) of Brookfield Office Properties Exchange LP (“Exchange LP”), an indirect subsidiary of the partnership, were issued in March 2014 to certain Canadian holders of common shares of Brookfield Office Properties Inc. (“BPO”) who elected to receive such units for each BPO common share tendered by such shareholder pursuant to the partnership’s offer to acquire the remaining common shares of BPO that were not previously beneficially owned by the partnership or its subsidiaries. The Exchange LP units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for limited partnership units of the partnership. An Exchange LP unit provides a holder thereof with economic terms that are substantially equivalent to those of a limited partnership unit of Brookfield Property Partners L.P. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the arrangement agreement to acquire the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP units. In addition, the partnership has overriding call rights to acquire all Exchange LP units that a holder of such units requests to redeem and to acquire all Exchange LP units and to acquire all Exchange LP units outstanding at the time at which it elects to exercise its call rights.

NOTE 3: INVESTMENT PROPERTIES

	Mar. 31, 2014			Dec. 31, 2013
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total

Balance, beginning of period	$ 31,679	$ 2,474	$ 34,153	$ 30,211	$ 1,485	$ 31,696
Property acquisitions and capital expenditures	848	172	1,020	4,738	1,127	5,865
Property dispositions (1)	(643)	(1)	(644)	(1,340)	(193)	(1,533)
Fair value gains, net	366	4	370	805	143	948
Change in presentation on Spin-off (2)	-	-	-	(1,421)	-	(1,421)
Change in basis of presentation(3)	-	-	-	(175)	(36)	(211)
Foreign currency translation and other changes	99	53	152	(1,139)	(52)	(1,191)
Balance, end of period	$ 32,349	$ 2,702	$ 35,051	$ 31,679	$ 2,474	$ 34,153

(1) Property dispositions represent the carrying value on date of sale.

(2) Certain investment properties have been reclassified to equity accounted investments and participating loan notes to reflect the accounting impact of contractual relationships created or modified in conjunction with the Spin-off.

(3) Due to the reorganization of ownership interests between the partnership and Brookfield Asset Management, certain operating and development assets have been reclassified to/from equity accounted investments, as they were held through entities that the partnership previously consolidated and are now equity accounted investments.

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The partnership’s investment properties balance consists of both operating and development properties. The partnership determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Where available, the partnership determines the fair value of operating properties based on sales of similar property in the same location and in similar condition and with a similar leasing profile. Where comparable sales do not exist the partnership considers information from a variety of sources, including: (i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; (ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and (iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an operating property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Discounted cash flow valuations are completed by undertaking one of two accepted market valuation methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership measures and records its operating properties and development properties using valuations prepared by management. The partnership does not measure or record its properties based on valuations prepared by external valuation professionals.

The key valuation metrics for operating properties are set out in the following table on a weighted-average basis:

		Mar. 31, 2014			Dec. 31, 2013
	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Consolidated Properties
Office
United States	Discounted cash flow	7.5%	6.2%	11	7.5%	6.3%	11
Canada	Discounted cash flow	6.4%	5.7%	11	6.4%	5.7%	11
Australia	Discounted cash flow	8.4%	7.2%	10	8.4%	7.2%	10
Europe	Discounted cash flow	6.7%	5.3%	10	6.7%	5.3%	10

Retail
Brazil	Discounted cash flow	9.0%	7.2%	10	9.0%	7.2%	10
Australia	Discounted cash flow	10.5%	12.0%	10	10.3%	9.5%	10

Multi-Family, Industrial and Hotels
North America	Discounted cash flow	8.4%	7.7%	10	8.5%	7.6%	10
Europe	Discounted cash flow	9.8%	8.1%	10	9.9%	8.2%	10

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		Mar. 31, 2014			Dec. 31, 2013
	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Equity Accounted Investments
Office
United States	Discounted cash flow	6.3%	5.8%	9	6.6%	5.9%	9
Australia	Discounted cash flow	8.8%	7.5%	10	8.7%	7.3%	10

Retail
United States	Discounted cash flow	7.6%	5.8%	10	7.6%	5.8%	10

Multi-Family, Industrial and Hotels
North America	Discounted cash flow	7.4%	6.9%	10	7.8%	7.0%	10
Australia	Discounted cash flow	9.5%	8.6%	10	9.5%	8.6%	10

NOTE 4: Business acquisitions and combinations

The partnership accounts for business combinations using the acquisition method of accounting under IFRS, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The partnership completed the following acquisitions during the three months ended March 31, 2014. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On January 28, 2014, BPO purchased an additional 23.6% interest in Five Manhattan West (previously known as 450 West 33rd Street) for a net purchase price of $57 million, which includes cash consideration of $50 million and the settlement of a $7 million loan receivable. As a result of the acquisition of the additional interest, the partnership's ownership in Five Manhattan West increased to 98.6%. The partnership consolidates the property under its office operating segment as a result of the business combination in accordance with IFRS 3(R), “Business Combinations” (“IFRS 3(R)”). Previously, the partnership accounted for Five Manhattan West as an investment in joint venture under the equity method of accounting with a carrying value of $191 million.

The following table summarizes the interim condensed consolidated balance sheet impact of significant acquisitions during the three months ended March 31, 2014 that resulted in consolidation:

(US$ Millions)	Five Manhattan West	Other Business Combinations	Total
Cash and cash equivalents	$ 54	$ -	$ 54
Accounts receivable and other	3	-	3
Investment properties	653	36	689
Total assets	710	36	746
Less:
Accounts payable and other liabilities	(2)	-	(2)
Debt obligations	(462)	-	(462)
Non-controlling interests(1)	(4)	-	(4)
Net assets acquired	$ 242	$ 36	$ 278

Consideration(2)	$ 57	$ 36	$ 93

(1) Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.

(2) Consideration for acquisition of Manhattan West is before considering the existing investment in joint venture accounted for under the equity method of accounting.

In the period from the acquisition date to March 31, 2014, the partnership recorded revenue and net income in connection with these acquisitions of approximately $9 million and $1 million, respectively. If the acquisitions had occurred on January 1, 2014, the partnership’s total revenue and net income, excluding fair value gains, would have been $1,068 million and $493 million, respectively, for the three months ended March 31, 2014.

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NOTE 5: EQUITY ACCOUNTED INVESTMENTS

The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Details of the partnership’s investments in joint ventures and associates, which have been accounted for following the equity method, are as follows:

			Proportion of Ownership Interests/ Voting Rights Held by the Partnership		Carrying Value
(US$ Millions)	Principal Activity	Principal Place of Business	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Joint Ventures
245 Park Avenue, New York	Property holding company	United States	51%	51%	$ 653	$ 653
Grace Building, New York	Property holding company	United States	50%	50%	699	695
Five Manhattan West, New York (1)	Property holding company	United States	n/a(1)	75%	-	191
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	250	236
Other	Various	Various	12%-83%	13%-83%	844	906
					2,446	2,681
Associates
General Growth Properties, Inc. (“GGP”)	Real Estate Investment Trust	United States	29%	28%	6,203	6,044
Rouse Properties Inc. (“Rouse”)	Real Estate Investment Trust	United States	34%	39%	397	399
Other	Various	Various	24%-42%	24%-42%	162	157
					6,762	6,600
Total equity accounted investments					$ 9,208	$ 9,281
(1)See Note 4 for details.

Joint ventures hold individual operating properties and property developments that the partnership owns together with co-owners where decisions about the relevant activities require unanimous consent of the co-owners.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of March 31, 2014 is $5.6 billion (December 31, 2013 - $5.1 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of March 31, 2014 is $334 million (December 31, 2013 - $430 million). There are no published prices for the partnership’s other equity accounted investments.

Summarized financial information in respect of the partnership’s equity accounted investments is provided below:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Non-current assets	$ 49,511	$ 49,681
Current assets	2,155	1,695
Total assets	51,666	51,376
Non-current liabilities	21,194	20,945
Current liabilities	1,818	2,325
Total liabilities	23,012	23,270
Net assets	28,654	28,106
Partnership's share of net assets	$ 9,208	$ 9,281

(US$ Millions) For the three months ended Mar. 31,	2014	2013
Revenue	$ 1,013	$ 1,209
Expenses	552	794
Income before fair value gains, net	461	415
Fair value gains, net	269	464
Net income	730	879
Partnership's share of net earnings	$ 228	$ 232

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

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The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)
Name of Property	Participation Interest	Maturity	Mar. 31, 2014	Dec. 31, 2013
Darling Park Complex, Sydney	30%	Sep. 26, 2020	$ 167	$ 161
IAG House, Sydney	50%	Sep. 26, 2020	113	110
NAB House, Sydney(1)	-	Sep. 26, 2020	-	105
Bourke Place Trust, Melbourne	43%	Sep. 26, 2020	186	174
Jessie Street, Sydney	100%	Feb. 1, 2023	138	130
Fujitsu Centre, Sydney	100%	Feb. 1, 2023	42	30
Infrastructure House, Canberra	100%	Feb. 1, 2023	39	37
Total participating loan interests			$ 685	$ 747

(1) During the first quarter of 2014, BPO sold its 25% participating interest in NAB House in Sydney for approximately A$116 million in net proceeds.

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the condensed consolidated statements of income. The carrying value of the embedded derivative at March 31, 2014 and December 31, 2013 is $53 million and $56 million, respectively. For the three months ended March 31, 2014, the partnership recognized interest income of $14 million (2013 - nil) on the participating loan interests and fair value (losses) gains on the associated embedded derivative of ($4) million (2013 - nil).

NOTE 7: other NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Hotel operating assets	$ 2,403	$ 2,432
Securities designated as fair value through profit or loss (“FVTPL”)	1,720	1,068
Derivative assets	1,011	868
Securities designated as available-for-sale (“AFS”)	150	124
Goodwill	125	120
Other	412	622
Total other non-current assets	$ 5,821	$ 5,234

a)	Hotel operating assets

Hotel operating assets are presented on a cost basis net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these assets on an annual basis as at December 31 by discounting the expected future cash flows using internal valuations.

The table below presents the change to the components of the hotel operating asset value from the beginning of the year:

(US$ Millions)	Mar. 31, 2014	Dec. 31. 2013
Cost
Balance at the beginning of the period	$ 2,569	$ 3,129
Additions, net of disposals	-	133
Foreign exchange translation	-	(85)
Change in basis of presentation (1)	-	(608)
	$ 2,569	$ 2,569

Accumulated fair value changes
Balance at the beginning of the period	129	1
Increase from revaluation	-	138
Provision for impairment	-	(7)
Disposals	-	(3)
	129	129

Accumulated depreciation
Balance at the beginning of the period	(266)	(160)
Depreciation	(29)	(125)
Change in basis of presentation (1)	-	19
	(295)	(266)
Total hotel operating assets	$ 2,403	$ 2,432

(1) Certain hotel operating assets in Australia, which are held through an entity which was previously consolidated by the partnership through to September 29, 2013, have been reclassified to equity accounted investments as of September 30, 2013.

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b)	Securities designated as FVTPL

Securities designated as FVTPL primarily includes the partnership’s 22% common equity interest in Canary Wharf Group plc (“Canary Wharf”), a privately held commercial property investment and development company in the United Kingdom, and $500 million investment in preferred equity of China Xintiandi, an entity whose common equity is wholly-owned by Hong Kong listed developer Shui On Land.

c)	Derivative assets

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $975 million (December 31, 2013 - $868 million). The fair value of the warrants as at March 31, 2014 was determined using a Black-Scholes option pricing model, assuming a 3.6 year term (December 31, 2013 - 3.9 year term), 51% volatility (December 31, 2013 - 51% volatility), and a risk free interest rate of 1.13% (December 31, 2013 - 1.49%).

d)	Securities designated as AFS

Securities designated as AFS include $106 million (December 31, 2013 - $105 million) representing the partnership’s common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (December 31, 2013 - $92 million) recognized in other non-current liabilities. Securities designated as AFS also includes the partnership’s 10% common equity interest in Heritage Plaza Houston that resulted from the disposition of a 41% interest, net of a 49% non-controlling interest, in the property during the current period.

e)	Goodwill

Goodwill represents a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets.

f)	Other

Other primarily includes the partnership’s intangible assets, net which are presented on a cost basis, net of accumulated amortization and impairment losses on the condensed consolidated balance sheet. They primarily represent the trademark and licensing assets acquired as part of the acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock”). As of March 31, 2014, the amount of accumulated amortization was approximately $50 million (December 31, 2013 - $43 million).

NOTE 8: LOANS AND NOTES RECEIVABLE

Loans and notes receivable are generally secured by commercial and other income producing property.

(US$ Millions)	Interest Rate	Maturity Date	Mar. 31, 2014	Dec. 31, 2013
Fixed rate	2.50% to 7.00%	On sale	$ 102	$ 21
Variable rate	LIBOR plus 11.00%, EURIBOR plus 1.75% - 4.00% and BoE base rate plus 1.50%	On demand to 2014 and completion of construction	1,073	607
			$ 1,175	$ 628

Current		On demand to 2014	$ 1,073	$ 608
Non-current		On completion of construction/sale	102	20
Total loans and notes receivable			$ 1,175	$ 628

Included in loans and notes receivable is $1,041 million (December 31, 2013 - $558 million) of loans receivable in Euros of €756 million (December 31, 2013 - €407 million).

NOTE 9: ACCounts RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Accounts receivable(1)	$ 573	$ 386
Restricted cash	439	337
Other current assets	283	312
Total accounts receivable and other	$ 1,295	$ 1,035
(1) See Note 25 for related party disclosures.

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NOTE 10: Debt obligations

The partnership’s debt obligations include the following:

	Mar. 31, 2014		Dec. 31, 2013
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties' revolving facility	2.4%	$ 373	3.5%	$ 336
Brookfield Office Properties' senior unsecured notes	4.2%	315	4.2%	327
Brookfield Property Partners' credit facility	2.6%	2,197	3.0%	496

Funds subscription credit facility	1.8%	743	1.8%	645

Secured debt obligations
Fixed rate	5.1%	9,890	5.1%	10,077
Variable rate	4.1%	10,285	3.9%	9,759
Total debt obligations		$ 23,803		$ 21,640

Current		$ 6,455		$ 5,120
Non-current		17,348		16,520
Total debt obligations		$ 23,803		$ 21,640

Debt obligations includes foreign currency denominated debt payables in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Mar. 31, 2014		Dec. 31, 2013
(Millions)	U.S. Dollars	Local Currency	U.S. Dollars	Local Currency
U.S. dollars	$ 17,207	$ 17,207	$ 15,047	$ 15,047
Canadian dollars	2,745	C$ 3,033	2,845	C$ 3,022
Australian dollars	1,760	A$ 1,900	1,711	A$ 1,919
Brazilian reais	771	R$ 1,745	743	R$ 1,740
British pounds	1,164	£ 699	1,021	£ 617
Euros	156	€ 113	273	€ 199
Total debt obligations	$ 23,803		$ 21,640

NOTE 11: CAPITAL SECURITIES

The partnership has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	181	188
Class AAA Series J	8,000,000	5.00%	181	188
Class AAA Series K	6,000,000	5.20%	136	142
Capital Securities – Fund Subsidiaries(1)	-	-	514	491
Total capital securities – corporate			$2,372	$2,369

Current			$181	$188
Non-current			2,191	2,181
Total capital securities – corporate			$2,372	$2,369

(1) The Capital Securities - Fund Subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests.

Capital securities includes $498 million (December 31, 2013 – $518 million) repayable in Canadian dollars of C$550 million (December 31, 2013 – C$550 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Boards of Directors of Brookfield BPY Holdings Inc., a primary holding subsidiary of the partnership, and BPO. On April 24, 2014 the Board of Directors of BPO declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

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NOTE 12: INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, any direct or indirect corporate subsidiaries of such holding entities, and for the impact of deferred tax assets and liabilities related to such entities.

The major components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Current income tax	$ 27	$ 24
Deferred income tax	393	75
Income tax expense	$ 420	$ 99

The increase in income tax expense relates primarily to deferred taxes due to a change in legislation, which affects the rate at which some of the partnership’s temporary differences will be taxed.

NOTE 13: ACCOUNTS PAYABLE AND other liabilities

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Accounts payable and accrued liabilities	$ 1,976	$ 1,541
Other liabilities	124	124
Total accounts payable and other liabilities	$ 2,100	$ 1,665

Included in accounts payable and other liabilities are derivative liabilities with a carrying amount of $179 million (December 31, 2013 – $128 million).

NOTE 14: Equity

The partnership’s capital structure is comprised of five classes of partnership units: general and limited partnership units, Redeemable/exchangeable units, special limited partner units of the operating partnership held by Brookfield Asset Management Inc., and limited partner units of Exchange LP (See Note 2(e)). Prior to the Spin-off, equity otherwise not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

a)	General and Limited Partnership equity

General partnership units and limited partnership units outstanding are as follows:

	General partnership units		Limited partnership units		Total
(Thousands of units)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Outstanding at beginning of period	139	-	102,522	-	102,661	-
Issued on Spin-off	-	139	-	80,091	-	80,230
Issued on November 1, 2013 for the acquisition of incremental interest in GGP	-	-	-	22,431	-	22,431
Issued on March 20, 2014 for the acquisition of incremental BPO shares	-	-	97,711	-	97,711	-
Distribution Reinvestment Program	-	-	4	-	4	-
Outstanding at end of period	139	139	200,237	102,522	200,376	102,661

b)	Redeemable/Exchangeable Units

Redeemable/Exchangeable Units outstanding are as follows:

	Redeemable/ Exchangeable Units
(thousands of units)	Mar. 31, 2014	Dec. 31, 2013
Outstanding at beginning of period	432,649	-
Issued on Spin-off	-	381,329
Issued on November 15, 2013 for the acquisition of incremental interest in GGP	-	51,320
Outstanding at end of period	432,649	432,649

c)	Special limited partner units of operating partnership held by Brookfield Asset Management Inc.

There were 4,759,997 special limited partner units outstanding at March 31, 2014 and December 31, 2013, respectively.

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d)	Limited partner units of Brookfield Office Properties Exchange LP

Limited partner units of Exchange LP are outstanding as follows:

	Limited Partner Units of Brookfield Office Properties Exchange LP
(thousands of units)	Mar. 31, 2014	Dec. 31, 2013
Outstanding at beginning of period	-	-
Issued on March 20, 2014 for the acquisition of incremental BPO shares	33,523	-
Outstanding at end of period	33,523	-

e)	Distributions

For the period from January 1, 2014 to March 31, 2014, distributions to general partners, limited partners, holders of the redeemable/exchangeable units, special limited partner units, and limited partner units of Exchange LP were nil, $26 million, $108 million, $1 million and nil, respectively, or $0.25 unit per unit outstanding on the record date for each of the aforementioned classes of units.

f)	Earnings per unit

Earnings per unit reflect net income attributable to the limited partners of the partnership for the three months ended March 31, 2014 of $77 million divided by total weighted average outstanding limited partnership units for the period of 115 million units. There are no dilutive instruments outstanding as at March 31, 2014.

NOTE 15: NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Redeemable/Exchangeable and special limited partnership units held by Brookfield Asset Management Inc.	$ 11,289	$ 11,092
Limited partner units of Brookfield Office Properties Exchange L.P.	741	-
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	25	25
Preferred equity of subsidiaries	1,624	1,614
Non-controlling interests in subsidiaries and properties	5,570	9,727
Total interests of others in operating subsidiaries and properties	7,219	11,366
Total non-controlling interests	$ 19,249	$ 22,458

Non-controlling interests in subsidiaries and properties consists of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Principal Place of Business	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Brookfield Office Properties Inc. (1)	U.S., Canada, Australia, UK	8%	51%	$ 1,952	$ 6,723
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	65%	65%	957	936
IDI Realty, LLC	United States	72%	72%	823	801
Gazeley Limited	UK, Germany, France, Italy, Spain	72%	72%	273	254
BREF ONE, LLC	U.S., Bahamas	67%	67%	369	369
Other	Various	18%-92%	18%-88%	1,196	644
Total non-controlling interests in subsidiaries and properties				$ 5,570	$ 9,727

(1) Includes non-controlling interest in BPO subsidiaries.

In 2014, the partnership acquired 220.0 million common shares of BPO pursuant to its offer to acquire any or all of the common shares of BPO not beneficially owned by the partnership. Consequently, the partnership increased its ownership interest in the common shares of BPO from approximately 49% at December 31, 2013 to 92% at March 31, 2014, resulting in a corresponding reduction in the proportion of the economic interests in Brookfield Office Properties held by non-controlling interests from 51% to 8%.

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NOTE 16: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Base rent	$ 642	$ 694
Straight-line rent	25	29
Lease termination	4	-
Other	52	25
Total commercial property revenue	$ 723	$ 748

NOTE 17: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Fee revenue	$ 7	$ 14
Dividend income	3	-
Interest income	25	18
Participating loan notes	14	-
Other	8	23
Total investment and other revenue	$ 57	$ 55

NOTE 18: DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Employee compensation and benefits	$ 37	$ 31
Property maintenance	154	141
Real estate taxes	95	95
Ground rents	9	9
Other	19	29
Total direct commercial property expense	$ 314	$ 305

NOTE 19: DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Employee compensation and benefits	$ 76	$ 96
Marketing and advertising	14	14
Cost of food, beverage, and retail goods sold	18	20
Maintenance and utilities	22	23
Depreciation and amortization of real estate assets	29	22
Other	83	99
Total direct hospitality expense	$ 242	$ 274

NOTE 20: ADMINISTRATION AND OTHER EXPENSE

The components of administration and other expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Employee compensation and benefits	$ 26	$ 28
Depreciation and amortization of non-real estate assets	10	11
Fund asset management fees	20	9
Management fee	18	-
Other	20	9
Total administration and other expense	$ 94	$ 57

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NOTE 21: FAIR VALUE GAINS, Net

The components of fair value gains, net, are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Investment properties	$ 370	$ 214
Financial instruments	248	46
Other fair value gains (losses)	(50)	(46)
Total fair value gains, net	$ 568	$ 214

NOTE 22: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consists of the following:

(US Millions) Three months ended Mar. 31,	2014	2013
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$ 58	$ (169)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three months ended March 31, 2014 and 2013 of $13 million and nil, respectively(1)	(23)	35
	35	(134)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three months ended March 31, 2014 and 2013 of $15 million and $6 million, respectively	(45)	42
Reclassification of gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three months ended March 31 2014 and 2013 of nil and $1 million, respectively	-	3
	(45)	45
Available-for-sale securities
Change in unrealized (losses) gains on available-for-sale securities	(1)	6
	(1)	6
Other comprehensive income (loss)	$ (11)	$ (83)
(1) A portion of unrealized gains and losses on hedges of net investments in foreign operations are with a related party.

NOTE 23: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership’s operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of the partnership’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $25 million (A$27 million), which has been fully provided for in the partnership’s financial statements. The partnership anticipates this specific litigation will be settled in 2014.

The partnership, through its 50% interest in London Wall Place LP, has a £125 million commitment to the City of London related to the acquisition of London Wall Place at March 31, 2014.

At March 31, 2014, the partnership has commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

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The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

NOTE 24: FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities

The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	total return swaps on BPO’s shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging

The partnership has derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at March 31, 2014, the partnership had derivatives representing a notional amount of $1,800 million in place to fix rates on forecasted fixed rate financings with maturities between 2024 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2013, the partnership had derivatives representing a notional amount of $1,552 million in place to fix rates on forecasted fixed rate financings with a maturity between 2024 and 2026 at rates between 2.3% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at March 31, 2014, the partnership had derivatives with a notional amount of $3,425 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2021. As at December 31, 2013, the partnership had derivatives with a notional amount of $4,188 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2020. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

The fair value of the partnership’s outstanding interest rate derivative positions as at March 31, 2014 is a loss of $126 million (December 31, 2013 – loss of $61 million). For the three months ended March 31, 2014, and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

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Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As at March 31, 2014, the partnership had hedged a notional amount of £981 million (December 31, 2013 - £770 million) at rates between £0.60/US$ and £0.63/US$ using foreign currency forward contracts maturing between April 2014 and March 2015. In addition, as at March 31, 2014, the partnership had hedged a notional amount of €1,041 million (December 31, 2013 - €550 million) at rates between €0.72/US$ and €0.74/US$ using foreign currency forward contracts maturing between August 2014 and February 2015. The partnership had also hedged, as at March 31, 2014, a notional amount of A$1,112 million (December 31, 2013 – A$535 million) at rates between A$1.06/US$ and A$1.14/US$ using foreign currency forward contracts maturing between May 2014 and February 2015.

The fair value of the partnership’s outstanding foreign currency forwards as at March 31, 2014 is a loss of $78 million (December 31, 2013 – loss of $27 million). In addition, as of March 31, 2014, the partnership had designated C$900 million (December 31, 2013 – C$900 million) of Canadian dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes. At March 31, 2014, the partnership had a total return swap under which the partnership received the return on a notional amount of 1.4 million BPO common shares in connection with BPO’s deferred share unit plan. The fair value of the total return swap at March 31, 2014 was $1 million (December 31, 2013 - $1 million) and a $1 million gain in connection with the total return swap was recognized within general and administrative expense in the three months ended March 31, 2014 (2013 - $5 million).

At March 31, 2014, the partnership had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. As at December 31, 2013, the partnership had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. The fair value of these contracts at March 31, 2014 was nil (December 31, 2013 - nil).

b)	Measurement and classification of financial instruments

Classification and Measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Mar. 31, 2014		Dec. 31, 2013
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$ 685	$ 685	$ 747	$ 747
Loans and notes receivable	Loans and receivables	Amortized cost	1,175	1,175	628	628
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,720	1,720	1,068	1,068
Derivative assets	FVTPL	Fair Value	1,011	1,011	868	868
Securities designated as AFS	AFS	Fair Value	150	150	124	124
Other receivables	Loans and receivables	Amortized cost	-	-	95	95
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,295	1,295	1,035	1,035
Cash and cash equivalents	Loans and receivables	Amortized cost	1,305	1,305	1,368	1,368
Total financial assets			$ 7,341	$ 7,341	$ 5,933	$ 5,933
Financial liabilities
Debt obligations	Other liabilities	Amortized cost	$ 23,803	$ 24,244	$ 21,640	$ 22,003
Capital securities	Other liabilities	Amortized cost	2,372	2,383	2,369	2,380
Other non-current liabilities
Other non-current financial liabilities	Other liabilities	Amortized cost(1)	381	381	250	250
Accounts payable and other liabilities	Other liabilities	Amortized cost(2)	2,100	2,100	1,665	1,665
Total financial liabilities			$ 28,656	$ 29,108	$ 25,924	$ 26,298

(1) Includes derivative liabilities measured at fair value of approximately $50 million and nil as at March 31, 2014 and December 31, 2013, respectively.

(2) Includes derivative liabilities measured at fair value of approximately $179 million and $128 million as at March 31, 2014 and December 31, 2013, respectively.

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Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2014				Dec. 31, 2013
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Participating loan interests – embedded derivative	$ -	$ -	$ 53	$ 53	$ -	$ -	$ 56	$ 56
Other non-current assets
Securities designated as FVTPL	-	-	1,720	1,720	-	-	1,068	1,068
Securities designated as AFS	-	-	150	150	-	-	124	124
Derivative assets	-	20	991	1,011	-	70	868	938
Total financial assets	$ -	$ 20	$ 2,914	$ 2,934	$ -	$ 70	$ 2,116	$ 2,186

Financial liabilities
Accounts payable and non-current other liabilities	-	229	-	229	-	128	-	128
Total financial liabilities	$ -	$ 229	$ -	$ 229	$ -	$ 128	$ -	$ 128

There were no transfers between levels during the three months ended March 31, 2014.

A reconciliation of fair value measurements in Level 3 is presented below:

	Mar. 31, 2014		Dec. 31, 2013
(US$ Millions)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$ 2,116	$ -	$ 1,709	$ 54
Acquisitions	526	-	353	-
Dispositions	(2)	-	(85)	(54)
Fair value gains (losses), net and OCI	274	-	149	-
Other	-	-	(10)	-
Balance, end of period	$ 2,914	$ -	$ 2,116	$ -

NOTE 25: RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at exchange value and are recognized in the interim condensed consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include affiliates and subsidiaries of the ultimate parent company.

a)	Transactions with other related parties

Since the Spin-off, the partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management.

Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the base management fee, to the service provider equal to $12.5 million per quarter ($50 million annually).

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Additionally, the partnership pays a quarterly equity enhancement distribution to the Brookfield Property Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution for the three months ended March 31, 2014 was $6 million (2013 - nil).

The following table summarizes transactions with related parties:

(US$ Millions) Three months ended Mar. 31,	2014	2013
Commercial property revenue(1)	$ 1	$ 2
Interest and other income	-	2
Interest expense on debt obligations	5	2
Interest on capital securities paid to Brookfield Asset Management Inc.	20	-
Administration expense (2)	10	24
Management fees paid	52	14

(US$ Millions) Balances outstanding as at	Mar. 31, 2014	Dec. 31, 2013
Participating loan interests	$ 685	$ 747
Loans and notes receivable (3)	264	293
Receivables and other assets	94	11
Capitalized construction costs payable to Brookfield Asset Management Inc.	48	-
Debt obligations payable	383	341
Other liabilities	144	98
Capital securities owned by Brookfield Asset Management Inc.	1,250	1,250

(1) Amounts received from Brookfield Asset Management Inc. and its subsidiaries for the rental of office premises.

(2) Amounts paid to Brookfield Asset Management Inc. and its subsidiaries for administrative services.

(3) Includes $92 million receivable from Brookfield Asset Management Inc. upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 26: SEGMENTED INFORMATION

The partnership has three operating segments which are independently and regularly reviewed and managed by the chief operating decision maker (“CODM”), who is identified as the Chief Executive Officer of the service provider of the partnership. The operating segments are office, retail, multi-family, industrial and hotels, and corporate, located in North America, Australia, Brazil, Europe and Asia. The CODM measures and evaluates segment performance based on net operating income (“NOI”) and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations.

The partnership defines these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.
•	FFO: means income, including equity accounted income, before realized gains (losses) on the sale of investment properties, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

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The following summary presents segmented financial information for the partnership’s principal geographic areas of business:

	Total assets		Total liabilities		Equity after subtracting non- controlling interests of others in operating subsidiaries and properties
(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Office
United States	$ 20,146	$ 19,373	$ 10,849	$ 10,218	$ 8,445	$ 8,021
Canada	4,899	5,144	2,726	2,860	1,701	1,796
Australia)	4,755	4,547	2,154	2,027	2,460	2,390
Europe	3,724	3,252	1,893	1,663	1,830	1,589
Developments	2,223	2,033	601	540	1,437	753
Unallocated	-	-	1,295	1,291	(3,762)	(7,348)
	35,747	34,349	19,518	18,599	12,111	7,201
Retail
United States	7,575	7,311	-	-	7,575	7,311
Brazil	2,139	2,052	828	787	354	328
Australia	91	129	48	61	40	65
China	505	-	3	-	157	-
	10,310	9,492	879	848	8,126	7,704
Multi-Family, Industrial and Hotels	8,462	8,568	5,656	5,674	1,035	1,042
Corporate	21	37	4,501	2,335	(4,505)	(2,323)
Total	$ 54,540	$ 52,446	$ 30,554	$ 27,456	$ 16,767	$ 13,624

(US$ Millions)	Total revenue		NOI		FFO
Three months ended Mar. 31,	2014	2013	2014	2013	2014	2013
Office
United States	$ 401	$ 371	$ 195	$ 201	$ 105	$ 148
Canada	120	140	66	73	48	48
Australia	96	122	59	81	53	51
Europe	34	13	23	9	10	2
Unallocated	-	-	-	-	(132)	(151)
	651	646	343	364	84	98
Retail
United States	-	-	-	-	112	66
Brazil	30	35	22	22	1	2
Australia	5	5	4	5	2	2
	35	40	26	27	115	70
Multi-Family, Industrial and Hotels	369	446	102	129	19	15
Corporate	-	-	-	-	(54)	-
	$ 1,055	$ 1,132	$ 471	$ 520	$ 164	$ 183

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The following table provides a reconciliation of revenue, NOI and FFO to net income after subtracting non-controlling interests of others in operating subsidiaries and properties for the three months ended March 31, 2014 and 2013:

(US$ Millions)	2014	2013
Commercial property revenue	$ 723	$ 748
Hospitality revenue	275	329
Direct commercial property expense	(314)	(305)
Direct hospitality expense	(242)	(274)
Depreciation and amortization of real estate assets (1)	29	22
NOI	471	520
Investment and other revenue	57	55
Share of equity accounted income excluding fair value gains	142	104
Interest expense	(288)	(267)
Administration and other expense	(94)	(57)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(124)	(172)
FFO (2)	164	183
Depreciation and amortization of real estate assets (1)	(29)	(22)
Fair value gains, net	568	214
Share of equity accounted fair value gains	86	128
Income tax expense	(420)	(99)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	3	(75)
Net income after subtracting non-controlling interests of others in operating subsidiaries and properties	372	329
Non-controlling interests of others in operating subsidiaries and properties	121	247
Net income	$ 493	$ 576

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.

(2) FFO represents interests attributable to limited partner units of the partnership and Exchange LP and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to limited partner units of Exchange LP and REUs are presented as non-controlling interests in the condensed consolidated statements of income.

NOTE 27: Supplemental cash flow information

The following table presents the cash interest and taxes paid for the three month periods ended March 31, 2014 and 2013:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Cash taxes paid	$ 33	$ 23
Cash interest paid (excluding dividends on capital securities)	247	235

NOTE 28: SUBSEQUENT EVENTS

On April 1, 2014, the partnership announced it now owns, directly or indirectly, 469,393,505 common shares of BPO representing 89.0% of the issued and outstanding common shares on a fully-diluted basis after taking up 220,030,994 common shares pursuant to its exchange offer. The partnership is now be pursuing a second stage transaction to acquire the remaining common shares, which is proceeding by way of a plan of arrangement under Canadian corporate law which will be subject to a vote of common shareholders of BPO at an annual and special meeting of shareholders of BPO on June 3, 2014.

NOTE 29: APPROVAL OF FINANCIAL STATEMENTS

These condensed consolidated financial statements for the three month period ended March 31, 2014 were approved and authorized for issue by the Board of Directors of the partnership, in accordance with a resolution of the Audit Committee, on April 29, 2014.

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